EXHIBIT 99.2

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) and Form F-3 (File No. 333-206417) of Barrick Gold Corporation (the company) of our report dated February 17, 2016 relating to the 2015 consolidated financial statements and the effectiveness of internal control over financial reporting of the company which appears in Exhibit 99.1 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 18, 2016.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants Toronto, Ontario February 18, 2016